

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2022

Gregory Hauw
Chief Executive Officer
Ohanae, Inc.
54 W 40th Street
New York, NY 10018

> **Re: Ohanae, Inc.**
> **Offering Statement on Form 1-A**
> **Filed July 1, 2022**
> **File No. 024-11927**

Dear Mr. Hauw:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed July 1, 2022

General

1. We note that investors in this offering will receive Ohanae Equity Tokens. Please provide a detailed legal analysis explaining why you believe these Ohanae Equity Tokens satisfy the definition of "eligible securities" under Rule 261(c) of Regulation A.

2. We note that you intend to "tokenize" traditional equity securities, including shares of your Class B common stock covered by this offering statement. Please provide a detailed description of your tokenization process. Include an explanation of how you intend to ensure, and why you believe, that the crypto assets will not be deemed a separate instrument from the underlying equity security.

3. Please supplementally provide us with a detailed legal analysis of whether the Ohanae Coin and Signet are securities pursuant to Section 2(a)(1) the Securities Act of 1933. In addition to considering the enumerated types of securities set forth in Section 2(a)(1),

please consider SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985). Moreover, in preparing your legal analysis please address not only the instruments themselves but also your role in the operation of the marketplace and creation of the instruments, as well as any ongoing interest in Ohanae Coin.

Cover Page

4.   Please revise the cover page and the summary to clarify that investors in this offering will receive Ohanae Equity Tokens, which represent shares of the company's Class B common stock.

Summary, page 1

5.   Please revise the summary to describe the current status of your business and development efforts. In this regard, please revise the summary to disclose, if true, that you have not generated any revenues to date and that you do not own certain key intellectual property. Additionally, please revise here to clarify whether the Ohanae Platform and Ohanae Blockchain are operational and commercialized, and if not, disclose the expected remaining developmental steps, a timeline to complete these steps and the estimated costs to complete these steps.

Risk Factors, page 4

6.   Expand your risks factors to discuss the challenges related to operating your own blockchain and maintaining custody of crypto assets traded on your platform. For example, discuss the significant risk of cybersecurity breaches and how these may lead to a loss of customer assets.

7.   We note that you intend to launch and operate a secondary market that will be regulated as an Alternative Trading System ("ATS"). Please add a risk factor that discusses the risks related to receiving the appropriate regulatory approvals to operate as an ATS, as well as risks related to operating as an ATS for crypto assets.

8.   Add a risk factor to discuss the risks related to using Signet as the underlying crypto asset for your Ohanae Coin, including risks related to the maintenance of the underlying fiat reserves. Your disclosure should describe any approvals required to participate in the Signet platform and any limitations on the use of Signet in the manner contemplated in the offering circular.

9.   Add a risk factor addressing your characterization of Ohanae Coin and Signet as non-securities, including the risks related to the internal processes you used to reach such conclusion. Your discussion should acknowledge that any conclusion is a risk-based judgement not binding on any regulatory body, as well as the impact if either of these crypto assets are determined to be securities.

Plan of Distribution, page 18

10.   We note your disclosure that you will "only accept payment for the Company's Class B Common Stock in this offering using the Company's internal digital currency, Ohanae Coin." Please tell us whether you have issued any Ohanae Coins to date, and if so, how were they issued and in what context.

11.   Please describe in detail your plan to ensure that Ohanae coin remains backed by Signet on a one-to-one basis. Include a detailed description of the flow of funds, the time frame in which you will exchange fiat for Signet after receipt of customer funds, and the mechanics of redemption.

12.   We note that investors in this offering will receive Ohanae Equity Tokens, representing shares of the Company's Class B Common Stock on the Ohanae Blockchain. In light of other disclosure indicating that you are still developing your products and services and do not currently own certain key intellectual property, please clarify whether the Ohanae Blockchain is currently operational, whether any Ohanae Equity Tokens have been issued to date, and if so, whether all current stockholders' stock is represented by these Ohanae Equity Tokens.

13.   You state investors in this offering will receive Ohanae Equity Tokens, representing shares of the Company's Class B Common Stock. Please clarify the amount of shares of Class B Common Stock each Ohanae Equity Token represents.

14.   You indicate that the Ohanae Equity Tokens have a token ticker symbol of OHANA. Please revise to clarify whether these Ohanae Equity Tokens are listed or traded on an exchange, other trading system or your blockchain. To the extent these Ohanae Equity Tokens are not currently listed or traded, please remove the token ticker symbol or advise.

The Company's Business, page 22

15.   We note that your wholly-owned subsidiary, Ohanae Securities LLC, will be the custodian of crypto assets on your platform. Please revise to clarify how they will store the crypto assets you own and explain in sufficient detail how your subsidiary will store reserves of Ohanae Coin and Signet. Describe with specificity your security and custody arrangements for the crypto assets you and your subsidiary hold including how you intend to validate existence, exclusive ownership and software functionality of private crypto asset keys, and other ownership records. Further, disclose whether the holdings of the subsidiary are backed by insurance and if not, the subsidiary's plans to obtain insurance to cover the value of crypto assets held in custody.

Principal Products and Services
Fractionalized NFTs, page 24

16.   Please provide a more detailed description of how the company intends to "fractionalize" NFTs on its platform. Further, confirm that you intend to treat these fractionalized instruments as securities.

Technology and Infrastructure of the Ohanae Platform
Ohanae Coin, page 25

17.   We note your disclosure that Ohanae Coin will be backed by Signet on a one-to-one basis. Additionally, we note your statement that Ohanae Coin could be referred to as a stablecoin by virtue of its backing by Signet, which is pegged to the value of the U.S. dollar. Please remove this statement as it inaccurately characterizes stablecoins, which have no accepted definition. Remove references to stablecoins throughout and only refer to the specific crypto assets you and your subsidiaries intend to hold.

Intellectual Property, page 27

18.   Here and elsewhere you note that you entered into a software transfer agreement to acquire title to and ownership of Key IP, including intellectual property related to the Ohanae Platform and Ohanae Coin technology. Risk factor disclosure on page 8 appears to indicate that you not yet completed this acquisition and that it is contingent on a $680,000 payment that will be funded with the proceeds of this offering. In light of the fact that you do not currently appear to own this Key IP, please tell us whether you currently have any ability to use the intellectual property covered by the agreement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeanne Campanelli